TRANSGLOBE ENERGY CORPORATION
Suite 2500, 605 - 5th Avenue S.W.
Calgary, Alberta T2P 3H5
Tel: (403) 264-9888
Website: www.trans-globe.com

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD MAY 9, 2007

TO THE HOLDERS OF COMMON SHARES

Notice is hereby given that the Annual and Special Meeting of Shareholders (the "Meeting") of the holders of common shares ("Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Company") will be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on May 9, 2007, at 3:00 p.m. (Calgary time), for the following purposes:

(a)	to receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2006 and the Auditors' Report thereon.

(b)	to fix the number of directors of the Company at six (6);

(c)	to elect the directors of the Company for the ensuing year;

(d)	to appoint Deloitte & Touche LLP as auditors of the Company and to authorize the directors to fix their remuneration;

(e)	to ratify and amend the Company's share option plan;

(f)	to transact such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying Information Circular.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is March 23, 2007. Shareholders of the Company whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers the ownership of any of such shareholder's shares after such date and the transferee of those shares establishes that the transferee owns the shares and requests, not later than 10 days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those shares at the Meeting.

A shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be mailed so as to reach or be deposited with the Transfer Agent and Registrar of the Company c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

2

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Company. Each shareholder has the right to appoint a proxyholder other than such persons, who need not be a shareholder, to attend and to act for such shareholder and on such shareholder's behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

In the event of a strike, lockout or other work stoppage involving postal employees, all documents required to be delivered by a shareholder of the Company should be delivered by facsimile to the Transfer Agent and Registrar at (403) 267-6529.

DATED at Calgary, Alberta this 21st day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) "Ross G. Clarkson"
President and Chief Executive Officer

TRANSGLOBE ENERGY CORPORATION
MANAGEMENT PROXY CIRCULAR
for the Annual and Special Meeting of Shareholders to be Held on May 9, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual and Special Meeting of Shareholders (the "Meeting") of the holders of common shares ("Common Shares") of TransGlobe Energy Corporation ("TransGlobe" or the "Company"), to be held at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, on May 9, 2007 at 3:00 p.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at March 21, 2007.

No person has been authorized by the Company to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Company.

This Management Proxy Circular ("Information Circular"), accompanying the Notice of Meeting, as well as the Company's annual report and form of proxy are expected to be mailed to registered shareholders on or before April 3, 2007. The Company is registered with the United States Securities and Exchange Commission (the "SEC") and the issued and outstanding common shares of the Company are listed and posted for trading on The American Stock Exchange ("AMEX"). The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Securities Exchange Act of 1934 (United States) (the "1934 Act"). Therefore, the Company is exempt from the proxy requirements of the 1934 Act and this Information Circular complies with the Canadian requirements for Information Circulars.

CURRENCY AND EXCHANGE RATES

All dollar amounts in the Information Circular, unless otherwise indicated, are stated in United States currency. The Company has adopted the US dollar as the functional currency for its consolidated financial statements. The exchange rates for the period average and end of period for the US dollar in terms of Canadian dollars as reported by the Bank of Canada were as follows for each of the years ended December 31, 2006, 2005 and 2004:

	Year Ended	Year Ended	Year Ended
	December 31, 2006	December 31, 2005	December 31, 2004
End of Period	Cdn$1.1654	Cdn$1.1630	Cdn$1.2020
Period Average	Cdn$1.1343	Cdn$1.2114	Cdn$1.3015

GENERAL PROXY INFORMATION

General Meeting Requirements

The board of directors of the Company has fixed the record date for the Meeting at the close of business on March 23, 2007 (the "Record Date"). The Company will prepare, as of the Record Date, a list of shareholders entitled to receive the Notice of Meeting and showing the number of Common Shares held by each such shareholder ("Shareholder"). A Shareholder of the Company named in the list is entitled to vote the Common Shares shown opposite such Shareholder's name at the Meeting except to the extent that such holder transfers ownership of the Common Shares after the Record Date, in which case the transferee shall be entitled to vote such Common Shares upon establishing ownership and requesting, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by directors, officers and employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The Company has made arrangements with Canadian brokerage houses and other intermediaries to send proxy materials, at the Company's expense, to unregistered Shareholders (beneficial Shareholders) of the Company who have advised their broker or intermediary that they wish to receive such material. In addition, the Company asks banks and brokers in the United States to forward copies to persons for whom they hold Common Shares of the Company and request authority for execution of the proxies. The Company will reimburse the banks and brokers for their reasonable out-of-pocket expenses in doing so.

Appointment of Proxies

The persons named as proxy holders in the accompanying form of proxy are directors and/or officers of the Company and were designated by the management of the Company. A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another form of proxy. A proxy will not be valid unless a properly completed proxy form is received at the office of the Company's Transfer Agent and Registrar, Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax 1-866-249-7775 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time for holding the Meeting, or adjournment thereof.

Revocation of Proxies

A registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by his or her attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of that corporation, and delivered to the Calgary office of Computershare Trust Company of Canada, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many public Shareholders of the Company, as a substantial number of the public Shareholders of the Company do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholders how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications Corporation ("ADP Canada"). ADP Canada typically applies a special sticker to the proxy forms, mails those forms to the

Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP Canada. ADP Canada then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with an ADP Canada sticker on it cannot use that proxy to vote shares directly at the Meeting. The proxy must be returned to ADP Canada well in advance of the Meeting in order to have the shares voted.

All references to Shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders registered as of the Record Date on the Company's Shareholder list maintained by the Company's Registrar and Transfer Agent unless specifically stated otherwise.

Voting of Proxies

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein. If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend on a ballot to vote such Common Shares FOR all of the resolutions described herein.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented at the Meeting.

Voting Securities and Quorum

The voting securities of the Company are entitled to one vote each, and the number outstanding as of the date hereof is 59,662,439 Common Shares. Only Shareholders of record by 4:30 p.m. (Calgary time) on March 23, 2007, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their Common Shares voted at the Meeting.

The presence in person or by proxy of at least two persons entitled to vote is necessary to convene the Meeting. Each resolution that will be placed before the Meeting will either be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution, or a special resolution requiring for its approval three quarters of the votes cast in respect of the resolution.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, Shareholders will receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2006 and the auditors' report on such statements.

Fixing the Number of Directors

At the Meeting, Shareholders will be asked to fix the number of directors for the present time at six (6), as may be adjusted between Shareholders' meetings by way of resolution of the board of directors of the Company. Accordingly, unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of fixing the number of directors to be elected at the Meeting at six (6).

Election of Directors

The directors of the Company are elected annually and hold office until the next annual meeting of Shareholders or until their successors are appointed. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for the nominees of management listed below. Management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management, unless authority to vote the proxies in the election of directors is withheld.

The persons named in the following table are management's nominees to the board of directors. All of Messrs. Halpin, Clarkson, Herrick, Noyes, Chase and Dyment are ordinarily resident in Canada.

The names and places of residence of the persons either nominated for or presently holding office as directors, the number of Common Shares beneficially owned, directly or indirectly, or over which each exercises control and direction, the period served as director and the principal occupation during the last five years of each are as follows:

Number of Common
Name, Place of Residence and	Shares Beneficially
Position with the Company	Owned or Controlled	Date First Appointed	Principal Occupation
Robert A. Halpin(1)(2)(4) Alberta, Canada Chairman of the Board and Director	634,000(5)	March 21, 1997	Retired Petroleum Engineer, President and owner, Halpin Energy Resources Ltd., which provides consulting services on international energy projects.
Ross G. Clarkson Alberta, Canada President, CEO and Director	2,328,772(6)	October 11, 1995	President and Chief Executive Officer of the Company since December 4, 1996, with over 30 years' oil and gas industry experience in exploration and development.
Lloyd W. Herrick Alberta, Canada Vice-President, COO and Director	763,100(7)	April 28, 1999	Vice-President and Chief Operating Officer of the Company since April 28, 1999, with over 30 years' experience in both domestic and international oil and gas exploration and development.
Erwin L. Noyes(2)(3)(4) British Columbia, Canada Director	318,347(8)	October 11, 1995	Retired since July 31, 2000; formerly Vice-President, International Operations of the Company, with over 30 years' experience in the oil and gas industry.
Geoffrey C. Chase(1)(3)(4) Alberta, Canada Director	195,000(9)	August 11, 2000	Retired Senior Vice-President, Business Development, with Ranger Oil Limited, with over 35 years' experience in the oil and gas industry.
Fred J. Dyment(1)(2)(3) Alberta, Canada Director	Nil(10)	February 10, 2004	Chartered accountant with over 30 years'
experience in the oil and gas industry.
Previously President and Chief Executive
Officer, Maxx Petroleum Company (2000-
2001). Prior thereto Controller, Vice
President Finance and then President and
Chief Executive Officer of Ranger Oil
Limited from 1978-2000.

Notes:

(1)	Members of the Company's Audit Committee.
(2)	Members of the Company's Compensation Committee.
(3)	Members of the Company's Governance and Nominating Committee.
(4)	Members of the Company's Reserves Committee.
(5)

Mr. Halpin also holds incentive stock options to purchase 134,000 Common Shares consisting of options: to purchase 80,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009, and to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010.

(6)

Mr. Clarkson also holds incentive stock options to purchase 186,000 Common Shares consisting of options: to purchase 120,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009 and to purchase 66,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010.

(7)

Mr. Herrick also holds incentive stock options to purchase 166,000 Common Shares consisting of options: to purchase 100,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009 and to purchase 66,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010.

(8)

Mr. Noyes also holds incentive stock options to purchase 114,000 Common Shares consisting of options: to purchase 60,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009, and to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010.

(9)

Mr. Chase also holds incentive stock options to purchase 114,000 Common Shares consisting of options: to purchase 60,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009 and to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010.

(10)

Mr. Dyment holds incentive stock options to purchase 144,000 Common Shares consisting of options: to purchase 90,000 Common Shares at Cdn$3.26 per share expiring March 15, 2009, and to purchase 54,000 Common Shares at Cdn$6.03 per share expiring December 5, 2010.

Robert A. Halpin, P. Eng.

Mr. Halpin brings to the Company over 45 years' experience in the petroleum industry worldwide as a self-employed consultant (1993 to present); as Vice-President of International Exploration & Production with Petro-Canada Resources of Calgary, Alberta (1988 to October, 1993) and in similar positions with Trend International Ltd., of Denver, Colorado; Saga Petroleum A.S. of Oslo, Norway; Amerada Hess Corporation and American Independent Oil Company, both of New York; Chevron Canada Ltd. in Saskatchewan and Manitoba and Mobil Oil Corporation in New York, Libya and Alberta. He has served as a director of the Company since March 1997 and Chairman since January 1999.

Ross G. Clarkson, P. Geol.

Mr. Clarkson was initially retained by the Company as a technical advisor to assess its Yemen concession prospect (now Block S 1) and assist in negotiations with the Ministry of Oil and Mineral Resources, Republic of Yemen. He was appointed as President and Chief Executive Officer of the Company on December 4, 1996 and has served as a director of the Company since October 1995. Mr. Clarkson was formerly employed (1988 to 1996) as a senior geological advisor with Petro-Canada, a major Canadian oil company, and has in excess of 30 years' domestic and international oil and gas exploration experience, including Resident Manager of Petro-Canada (Yemen) Inc. (1990 to 1993); Senior Project Geologist with Canadian Occidental Petroleum Ltd., now Nexen Inc., in Yemen in 1987 and supervisor of international exploration/geologist with Ranger Oil Limited (1979 to 1986). His international familiarity extends to Oman, the United Arab Emirates, Indonesia, Thailand, China, Australia, the North Sea, South America and Africa. Ross Clarkson may be considered to be a "promoter" of the Company as defined under securities laws in that he took the initiative in substantially reorganizing the Company in 1997 and 1998.

Lloyd W. Herrick, P.Eng.

Mr. Herrick was appointed as Vice-President, Chief Operating Officer and director of the Company in April 1999. Prior to joining TransGlobe in April 1999 Mr. Herrick was President, Chief Executive Officer and member of the board of Moiibus Resource Corporation ("Moiibus") (1997 to 1999), an Alberta Stock Exchange listed company which TransGlobe acquired in April 1999. Mr. Herrick is a professional engineer with more than 30 years of oil and gas experience. Prior to Moiibus Resource Corporation, Mr. Herrick was with Ranger Oil Limited (1982 to 1997), serving in a variety of technical and management/executive positions including Vice President - Canadian Production from 1993 onward. Prior thereto, he was a petroleum engineer with Rupertsland Resources Ltd. (1981 to 1982) and a production, evaluations engineer with Hudson's Bay Oil & Gas Ltd. (1975 to 1981).

Erwin L. Noyes

Mr. Noyes was initially engaged by the Company as a consultant to assess its Yemen concessions and to assist with related negotiations. He has served as a director since October 1995. Mr. Noyes was acting President November 8, 1996 to December 4, 1996, Vice President, Operations of the Company (on a part-time basis) from November 8, 1996 to April 26, 1999 and Vice President, International Operations from April 26, 1999 to his retirement on July 31, 2000. Mr. Noyes brings to the Company over 30 years of oil and gas exploration and production experience in both domestic and international operations; including as General Manager in the Republic of Yemen for Canadian Occidental Petroleum Ltd., now Nexen Inc. (1987 to 1991), during which time he managed that company's oil exploration program, as a self-employed consultant (1991 to 1996), and with several Canadian Occidental affiliates, as Production Manager in Calgary (1982 to 1986) and as Gas Operations Manager for Canada Cities Service, responsible for all gas production/processing, pipeline and facilities construction (1978 to 1982).

Geoffrey C. Chase, P.Eng.

Mr. Chase joined TransGlobe's board of directors in August 2000. He brings over 35 years of oil and gas operations experience to the Company. Prior to taking early retirement, Mr. Chase worked for Ranger Oil Limited for 28 years in numerous positions, overseeing both domestic and international operations. In his most recent position with Ranger Oil Limited, he was Senior Vice President, Business Development, responsible for identifying, assessing and negotiating international petroleum development opportunities. In addition to his duties at Ranger, Mr. Chase also served on the board of Direct Energy Marketing Ltd., a private gas marketing company, and was Chairman of its board from 1990 to 1994.

Fred J. Dyment, CA

Mr. Dyment joined TransGlobe's board of directors in February 2004. He brings a wealth of industry experience and contacts to the Company's board. Mr. Dyment is a Chartered Accountant with 30 years of experience in the oil and gas industry. He previously served as President and Chief Executive Officer of Maxx Petroleum Company (2000-2001). From 1978-2000 he worked for Ranger Oil Limited holding positions of increasing responsibility as Controller, Vice President Finance, President and Chief Executive Officer. Mr. Dyment also holds board positions with several private and public corporations.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director of the Company has, within the last ten years prior to the date of this document, been a director or executive officer of any company that, while such person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

No proposed director of the Company has, within the 10 years before the date of this document, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver-manager or trustee appointed to hold its assets.

In addition, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, to serve as auditors of the Company until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration as such. Deloitte & Touche LLP have served as independent auditors for the Company since October 15, 1999.

The Audit Committee reviews the annual audit fees and considers the issue of auditor independence in the context of all services provided to the Company.

Approval of Matters Relating to the Share Option Plan of the Company

The Company's share option plan (the "Option Plan") is described under "Executive Compensation – Incentive Stock Options" below. Shareholders will be asked at the Meeting to consider and, if thought advisable, pass ordinary resolutions to:

(a)	approve the grant of unallocated options under the Option Plan; and

(b)	approve certain amendments to the Option Plan.

The Option Plan, in its current form, was last ratified and amended by shareholders of the Company on May 26, 2004. On March 15, 2007 the board of directors approved certain "housekeeping" amendments to the Option Plan to: (i) amend the definition of "Insider" to conform with the definition set out in the Company Manual of the Toronto Stock Exchange ("TSX"), (ii) add the definition for "Security Based Compensation Arrangements" in place of "Share Compensation Arrangements", also pursuant to the TSX Company Manual, (iii) amend the definition of "Market Price" to mean either the closing trading price of the Common Shares immediately prior to the date of grant or the five-day volume weighted average trading price of the Common Shares prior to the date of grant, (iv) clarify the 10% restrictions on options granted to insiders under the Option Plan; and (v) clarify that the exercise price of an option must be a minimum of the Market Price, as defined in the Option Plan. Subject to requisite shareholder approval, the Board of Directors also approved of the new form of Option Plan as described in this Information Circular.

Approval of Unallocated Options

Pursuant to the rules of the TSX, unallocated options, rights or other entitlements under security based compensation arrangements (which would include the Option Plan) that do not have a fixed maximum number of securities issuable, must be approved by a majority of the issuer's directors and by the issuer's securityholders every three years. As the Option Plan does not have a fixed number of shares issuable thereunder but permits the issuance of up to 10% of the outstanding Common Shares from time to time, approval is being sought at the Meeting to approve the grant of unallocated options under the Option Plan in accordance with this requirement.

As at March 21, 2007, the Company had options to purchase 2,276,000 Common Shares outstanding under the Option Plan (representing approximately 3.815% of the issued and outstanding Common Shares), leaving unallocated options to purchase an aggregate of 3,690,244 Common Shares available for future grants (representing approximately 6.185% of the outstanding Common Shares) based on the number of outstanding Common Shares as that date.

If approval is obtained at the Meeting the Company will not be required to seek further approval of the grant of unallocated stock options under the stock option plan until the date of the Company's annual shareholders' Meeting in the year 2010 (provided that such meeting is held on or prior to June 30, 2010). If approval is not obtained at the Meeting, options which have not been allocated as of May 9, 2007 and options which are outstanding as of May 9, 2007 and which are subsequently cancelled, terminated or exercised will not be available for a new grant of options under the plan. Previously allocated options will continue to be unaffected by the approval or disapproval of the resolution.

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution to approve unallocated options under the Option Plan as follows:

"BE IT RESOLVED as an ordinary resolution of TransGlobe Energy Corporation ("TransGlobe" or the "Company") that:

1.

all unallocated options to purchase common shares of the Company issuable pursuant to the Company's stock option plan are hereby approved and authorized until the date of the Company's annual shareholders' Meeting in the year 2010 (provided that such meeting is held on or prior to June 30, 2010); and

2.

any one officer or director of the Corporation be and is hereby authorized for, on behalf of and in the name of the Corporation to take any and all action and to execute and deliver any and all documents and instruments as may be necessary or desirable to give full effect to this resolution."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by shareholders in person or by proxy at the Meeting on such resolution.

Unless otherwise directed, the persons name in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the foregoing resolution approving unallocated options pursuant to the Option Plan.

Amendments to Share Option Plan

On March 15, 2007, the board of directors unanimously approved, subject to regulatory and shareholder approval, amendments to the Option Plan (the "Proposed Amendments") as set forth below.

By notice dated June 6, 2006, the TSX advised that it will retract certain interpretations given by the TSX with respect to certain provisions of its rules relating to amendments to share option plans and the amending provisions contained in share option plans. The TSX advised that issuers have until June 30, 2007 to adopt amending procedures in accordance with the requirements of the TSX, failing which issuers will no longer be able to make amendments to their plan, without securityholder approval, including any amendments that may be considered to be of a housekeeping nature. In addition, the TSX advised that securityholder approval will be required for amendments to share option plans which have the effect of extending the expiry date of options granted thereunder as a result of a self-imposed blackout period.

At the Meeting, Shareholders will be asked to ratify and approve the following amendments to the Option Plan:

(i)

to include a limit on the number of Common Shares issuable pursuant to outstanding options granted to directors who are not officers or employees of the Corporation to 2% of the outstanding Common Shares;

(ii)

to include a provision providing for extension of the exercise period of an expiring option during a "Blackout Period", as described in the Option Plan, for a maximum of ten business days following the end of such Blackout Period; and

(iii)	to replace the existing provision relating to amendment of the Option Plan to provide that the Option Plan:

(A)

MAY be amended by the board of directors to: (I) discontinue the Option Plan or options granted thereunder at any time; (II) reduce the percentage number of options which may be granted under the Option Plan; (III) reduce the exercise price of any outstanding options not held by insiders; (IV) alter the vesting provisions relating to the options; and (V) alter the surrender rights set out in the Option Plan, in each case, without the consent of the participants or approval of Shareholders; and

(B)

MAY NOT be amended without Shareholder approval in the case of the following amendments: (I) an amendment to the Option Plan to increase the percentage of Common Shares issuable on exercise of options in excess of the 10% limit currently prescribed; (II) to reduce the exercise price of any outstanding options held by insiders; (III) to extend the term of any outstanding option beyond the original expiry date of such options, except in accordance with an extension to include a Blackout Period as set out above; (IV) to increase the maximum limit on the number of securities that may be issued to insiders under all securities based compensation arrangements to in excess of the 10% limits set out in the Option Plan; (V) to increase the maximum number of Common Shares issuable to directors who are not officers or employees of the Company under security based compensation arrangements; (VI) to make any amendment to the Option Plan that permit a participant to transfer assigned options to a new beneficial participant other than in the case of the death of the participant; or (VII) to amend the amending provision of the Option Plan.

In accordance with the requirements of the TSX, approval of the Proposed Amendments requires approval of a majority of votes cast on the resolution at the Meeting.

At the Meeting, shareholders will be asked to consider and, if thought advisable, pass an ordinary resolution to approve the Proposed Amendments as follows:

"BE IT RESOLVED, as an ordinary resolution of TransGlobe Energy Corporation (the "Corporation") that:

1.

the resolution to amend the share option plan of the Corporation (the "Option Plan") in substantially the form attached as Schedule "A", to the Information Circular and Proxy Statement of the Corporation dated March 15, 2007 be approved;" and

2.

any one officer or director of the Corporation be and is hereby authorized for, on behalf of and in the name of the Corporation to take any and all action and to execute and deliver any and all documents and instruments as may be necessary or desirable to give full effect to this resolution."

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the foregoing resolution ratifying and approving the Proposed Amendments.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of TransGlobe is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee for director, senior officer, or any one who has held office as such since the commencement of the last completed fiscal year of the Company, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors, except for as set forth in this Information Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares without nominal or par value. As at the date hereof, there are 59,662,439 Common Shares issued and outstanding.

To the best of the Company's knowledge and based on existing information, as at the date hereof, there are no persons who own, of record or beneficially, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Securities legislation requires the disclosure of the compensation of certain executive officers, including the Chief Executive Officer, Chief Financial Officer and the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds Cdn$150,000 for the year and any individual who would have been included except for the fact that such individual was not serving as an officer of the Company at the end of the most recently completed financial year end (the "Named Executive Officers"). The following table sets out all compensation awarded to, earned by or paid to the Named Executive Officers for the last three fiscal years. There were no other executive officers of the Company whose salary plus bonus in the year ended December 31, 2006 was in excess of $150,000.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
Restricted
					Securities	Shares or
Name and				Other Annual	Under	Restricted	LTIP	All Other
Principal	Year Ended	Salary	Bonus	Compensation	Options/SARs	Share Units	Payouts	Compensation
Occupation	December 31	(Cdn$)	(Cdn$)	(Cdn$)(5)	Granted	(Cdn$)(6)	(Cdn$)(6)	(Cdn$)(5)
Ross Clarkson(1) President and Chief Executive Officer	2006 2005 2004	245,700 234,000 192,000	50,000 25,000 85,000	Nil Nil Nil	Nil 66,000 120,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Lloyd Herrick(2) Vice-President and Chief Operating Officer	2006 2005 2004	214,200 204,000 192,000	45,000 25,000 70,000	Nil Nil Nil	Nil 66,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
David Ferguson(3) Vice-President, Finance, Chief Financial Officer and Secretary	2006 2005 2004	170,100 162,000 152,000	35,000 40,000 35,000	Nil Nil Nil	Nil 66,000 90,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Edward Bell(4) Vice-President, Exploration	2006 2005 2004	170,100 162,000 142,800	35,000 25,000 20,000	Nil Nil Nil	Nil 96,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	Mr. Clarkson was appointed President and Chief Executive Officer on December 4, 1996.
(2)	Mr. Herrick was appointed Vice-President and Chief Operating Officer on April 28, 1999.
(3)	Mr. Ferguson was appointed Vice-President, Finance, Chief Financial Officer and Secretary on June 1, 2001.
(4)	Mr. Bell was appointed Vice-President, Exploration on December 14, 2004.
(5)	All other compensation and benefits do not exceed the lesser of Cdn$50,000 and 10% of each individual's salary and bonus.
(6)	There are no outstanding restricted shares or units and the Company does not have a long term incentive plan, pension plan or other compensatory plan for its executive officers.

Incentive Stock Options

Directors, officers and employees are eligible to participate in the Company's Option Plan. Awards of stock options are made from time to time to participants at varying levels which are generally consistent with the individual's level of responsibility within the Company. Options are priced at the weighted average trading price of the Company's Common Shares for the five trading days immediately preceding the date of grant. The term, vesting provisions and other provisions of the options are subject to the terms of the Option Plan and to the discretion of the board of directors (see "Matters to be Acted Upon – Amendment to Share Option Plan).

A stock option plan is intended to provide the board with the ability to issue options to provide the employees, officers, directors and consultants of the Company with long term equity based performance incentives, which are a key component of the Company's compensation strategy. The Company believes it is important to align the interests of management and employees with Shareholder interests and to link performance compensation to enhancement of Shareholder value. This is accomplished through the use of stock options whose value over time is dependent on market value.

The Option Plan presently includes the following terms:

1.

directors, officers, and employees of the Company or subsidiaries of the Company and persons or companies who provide services to the Company or its subsidiaries on an ongoing basis, or have provided or are expected to provide a service or services of considerable value to the Company or its subsidiaries are eligible to receive options under the Option Plan;

2.

the aggregate number of Common Shares that may be issued pursuant to the exercise of options awarded under the Option Plan and all other security based compensation arrangements of the Company shall be 10% of the Common Shares outstanding from time to time;

3.

the aggregate number of Common Shares reserved for issuance to any one person under the Option Plan, together with all other security based compensation arrangements of the Company, shall not exceed 5% of the outstanding issue of Common Shares;

4.

the number of Common Shares reserved for issuance to insiders, at any time, under all security based compensation arrangements, shall not exceed 10% of the outstanding issue of Common Shares, and the number of Common Shares issued to Insiders, within any one year period, under all security based compensation arrangements, shall not exceed 10% of the outstanding issue of Common Shares

5.

the aggregate number of Common Shares reserved for issuance to any one insider and such insider's associates pursuant to the Option Plan, and all other security based compensation arrangements of the Company, shall not exceed 5% of the outstanding issue of Common Shares;

6.

the aggregate number of Common Shares reserved for issuance to consultants pursuant to the Option Plan, and all other security based compensation arrangements of the Company, shall not exceed 2% of the outstanding issue of Common Shares;

7.

the aggregate number of Common Shares reserved for issuance to any single consultant under the Option Plan, and all other security based compensation arrangements of the Company, within any one year period, shall not exceed 1% of the outstanding issue of Common Shares;

8.

the price of options under the Option Plan shall be fixed by the board but under no circumstances shall any option price at the time of the grant be lower than the market price per Common Share which is defined in the Option Plan as either the closing trading price of the Common Shares immediately prior to the date of grant or the five-day volume weighted average trading price of the Common Shares prior to the date of grant;

9.	the term of the options granted under the Option Plan shall be determined by the board in its discretion, to a maximum of 10 years from the date of the grant of the option;

10.	vesting of the options granted under the Option Plan shall vest at such time or times as determined by the board at the time of the grant;

11.

if any participant ceases to be eligible for a grant of options under this Option Plan for any reason, except the death of a participant or by reason of retirement pursuant to an established retirement policy of the board, all options granted to the participant under the Option Plan and then held by the participant will, to the extent such options were exercisable immediately prior to the ineligibility, continue to be exercisable by the participant for a period of 30 days or until the expiry date of the option if earlier;

12.

if an participant ceases to be eligible for a grant of options under the Option Plan by reason of retirement pursuant to an established retirement policy of the board, all options held by the retiring participant will become vested and exercisable, to the extent not already vested and exercisable, immediately prior to retirement and continue to be exercisable until the original expiry date;

13.

in the event of the death of an participant all options granted to the participant under the Option Plan and held by the participant immediately before death will, to the extent such options are exercisable at that time, continue to be exercisable by the legal representative of the participant for a period of six months following the death of the participant or until the expiry date of the option if earlier;

14.	in addition, but limiting the generality of the foregoing at the discretion of the board, the board of directors may determine:

	(a)	that a stock option is exercisable only during the term of employment of the participant or during such term and for a limited period of time after termination of employment;

	(b)	that a stock option can be exercisable for a period of time or for its remaining term after the death, disability or incapacity of an participant;

	(c)	that only a portion of a stock option is exercisable in a specified period;

(d)

that the unexercised portion of a stock option is cumulative so that any portion of a stock option exercisable (but not exercised) in a specified period may be exercised in subsequent periods until the stock option terminates; or

	(e)	that a stock option may provide for early exercise and/or termination or other adjustment in the event of a death of a person; and

(f)

other appropriate terms in other circumstances, such as if the Company shall resolve to sell all or substantially all of its assets, to liquidate or dissolve, or to merge, amalgamate, consolidate or be absorbed with or into any other corporation, if a takeover bid is made for Common Shares of the Company, or if any change of control of the Company occurs;

15.

options shall not be assignable or transferable by the participants, except for a limited right of assignment to allow the exercise of options by an participants legal representative in the event of death or incapacity, subject to the terms upon which the stock option is granted;

16.

the board of directors of the Company may from time to time, in its sole discretion, and on notice to the participant, permit options to be surrendered, unexercised, to the Company in consideration of the receipt by the optionholder of an amount equal to the excess, if any, of the aggregate fair market value of the Common Shares (based upon the market price of the Common Shares on the TSX on the trading day immediately preceding the date of surrender) over the aggregate exercise price for those Common Shares pursuant to those options. Such amount is payable in cash, Common Shares or a combination of both, as the board of directors of the Company may in its discretion determine;

17.

in the event of an "Unsolicited Offer", defined as an offer, made generally to the Shareholders to acquire the Common Shares and which is in the nature of a "takeover bid", that is unsolicited by board of directors or management of the Company, all unexercised and unvested options granted under the Option Plan shall vest and become immediately exercisable; and

18.

in the event: of any change in the Common Shares of the Company through subdivision, consolidation, reclassification, amalgamation, merger or otherwise, or of any stock dividend to holders of Common Shares (other than such stock dividends issued at the option of shareholders of the Company in lieu of substantially equivalent cash dividends), or that any rights are granted to holders of Common Shares to purchase Common Shares of the Company at prices substantially below fair market value, or that as a result of any recapitalization, merger consolidation or otherwise the Common Shares are converted into or exchangeable for any other shares, then the board of directors may make such adjustments to the Option Plan and in the options granted under the Option Plan as the board may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to or available for holders of Options.

The Option Plan also contains certain provisions applicable to those participants that are subject to personal income tax under the United States Internal Revenue Code.

The board of directors has approved certain Proposed Amendments to the Option Plan for shareholder approval as set out herein (see "Matters to be Acted Upon at the Meeting – Amendments to Share Option Plan").

Option Grants During the Year Ended December 31, 2006

There were no options granted to the Named Executive Officers during the most recently completed financial year.

Aggregated Option Exercises During the Year Ended December 31, 2006, and Year-End Option Values

The following table sets forth certain information with respect to options to acquire Common Shares. The closing price for the Common Shares on the Toronto Stock Exchange on December 31, 2006 was Cdn$5.84.

	Common Shares	Aggregate	Unexercised Options at	Value of Unexercised In-the-Money
	Acquired on	Value Realized	December 31, 2006	Options at December 31, 2006
Named Executive Officer	Exercise (#)	(Cdn$)	(#)Exercisable/Unexercisable(1)	(Cdn$) Exercisable/Unexercisable(1)
Ross Clarkson, President and Chief Executive Officer	Nil	Nil	392,000/44,000	1,644,600/0
Lloyd Herrick, Vice-President and Chief Operating Officer	Nil	Nil	372,000/44,000	1,593,000/0
David Ferguson, Vice-President, Finance, Chief Financial Officer and Secretary	200,000	1,164,000	112,000/44,000	232,200/0
Edward Bell, Vice-President, Exploration	Nil	Nil	182,000/64,000	366,000/0

Note:

(1)

These amounts were calculated by multiplying the number of vested unexercised options ("Exercisable") or unvested options ("Unexercisable"), as applicable, by the difference between the latest closing trading price of the Common Shares on The Toronto Stock Exchange on or prior to December 31, 2006 (Cdn$5,84) and the exercise price of the relevant options (at prices ranging from Cdn$0.50 to Cdn$7.74 per share).

As at March 21, 2007, the Company has outstanding options to acquire an aggregate of 2,276,000 Common Shares.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Company's equity compensation plans as at December 31, 2006. The only such plan in existence is the Stock Option Plan referenced above.

Number of securities
remaining available for future
	Number of securities to be	Weighted average exercise	issuance under equity
	issued upon exercise of	price of outstanding	compensation plans
	outstanding options,	options, warrants and	(excluding securities
Plan Category	warrants and rights(a)	rights(b)	reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,110,000 Common Shares	$3.12	2,778,243 Common Shares
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	3,110,000 Common Shares	$3.12	2,778,243 Common Shares

Employment Contracts, Termination of Employment and Change in Control Arrangements

Mr. Ross Clarkson was appointed President and Chief Executive Officer of the Company on December 4, 1996, which appointment will continue until December 31, 2007 unless extended or sooner terminated as provided in his employment contract. Pursuant to Mr. Clarkson's employment contract effective December 1, 2002 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he receives a monthly salary of Cdn$22,917 (approximately US$19,664) effective January 1, 2007. Mr. Clarkson is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Mr. Lloyd Herrick was appointed Vice President and Chief Operating Officer of the Company on April 28, 1999, which appointment will continue until December 31, 2007 unless extended or sooner terminated as provided in his employment contract. Pursuant to Mr. Herrick's employment contract effective December 1, 2002 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he receives a monthly salary of Cdn$20,000 (approximately US$17,161) effective January 1, 2007. Mr. Herrick is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Mr. David Ferguson was appointed Vice-President, Finance, Chief Financial Officer and Secretary of the Company on June 1, 2001, which appointment will continue until December 31, 2007 unless extended or sooner terminated as provided in his employment contract. Pursuant to Mr. Ferguson's employment contract effective December 1, 2002 and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he received a monthly salary of Cdn$16,667 (approximately US$14,302) effective January 1, 2007. Mr. Ferguson is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Mr. Edward Bell was appointed Vice-President, Exploration of the Company on December 14, 2004, which appointment will continue until December 31, 2007 unless extended or sooner terminated as provided in his employment contract. Pursuant to Mr. Bell's employment contract effective January 1, 2006, and subsequent amendments approved by the Compensation Committee, in return for a full-time commitment to the Company, he received a monthly salary of Cdn$15,883 (approximately US$13,586) effective January 1, 2007. Mr. Bell is entitled to a performance bonus in such amount as may be determined by the Compensation Committee.

Each of the employment contracts may be terminated by the executive officer on 30 days' written notice. In addition, if any person together with his or its associates acquires beneficial ownership (as defined in the contract) of 20% or more of the outstanding Common Shares of the Company, Messrs. Clarkson, Herrick, Ferguson and Bell may, within six months after that event, elect to terminate the contract and his employment, and the Company will pay to him a retirement allowance in an amount equal to 24 months of his then current salary and benefits for Messrs. Clarkson, Herrick, Ferguson and 12 months for Mr. Bell. If the executive officer should die during the term of the contract, the Company is required to pay his estate an amount equal to six months of his then current salary. The employment contracts also provide for the customary medical, dental and life insurance benefits and vacation entitlement.

Composition of Compensation Committee

The compensation committee is presently comprised of Messrs. Halpin, Noyes and Dyment, none of whom was, during the past three fiscal years, an officer or employee of the Company or of any of its subsidiaries.

Report on Executive Compensation

The compensation committee provides the board of directors with recommendations on the Company's executive compensation program, including allocation of stock options. The Company's executive compensation program is designed to provide incentives for the enhancement of Shareholder value. The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interests of management with those of the Shareholders, and to reward individual and team performance. The compensation package has been structured so as to link Shareholder return, measured by the change in share price, with executive compensation through the use of stock options as the primary element of variable compensation. The amount of cash compensation and outstanding options are considered when determining additional option grants. The Company does not have a pension plan for its senior executives or other employees.

The cash compensation of the Named Executive Officers is set out in their employment agreements, as amended from time to time, and was determined by the compensation committee of the Company at the time of signing the employment agreements between the Company and each of the Named Executive Officers. See "Report on Executive Compensation - Employment Contracts, Termination of Employment and Change in Control Arrangements". It is believed that the cash compensation payable to the Company's executive officers under these agreements is consistent with the range of compensation paid to executives of companies similar to the Company who have comparable duties and responsibilities, and the compensation committee at that time considered public information of oil and gas companies of a similar size.

Compensation of Directors

The Company periodically grants to its directors incentive stock options to purchase Common Shares (see "Report on Executive Compensation - Incentive Stock Options"). (Refer to the "Summary Compensation Table" for amounts paid to the directors who are Named Executive Officers during the three most immediately preceding completed financial years, all of which was paid to them in their capacity as officers, not as directors.)

In fiscal 2006, the board of directors paid outside directors Cdn$14,000 annually and the Chairman of the board Cdn$17,000 annually, any outside director that was a member of a committee was entitled to an additional Cdn$2,000 per year and the audit committee chair was entitled to an additional Cdn$4,000 per year and other committee chairs were entitled to an additional Cdn$2,000 per year. This payment is currently made semi-annually on June 30 and December 31 of each year.

PERFORMANCE GRAPH

The following graph compares the cumulative Shareholder return on Cdn$100 investment in Common Shares of the Company to a similar investment in companies comprising the TSX Oil & Gas Exploration and Production Index and the S&P/TSX Composite Index (formerly the TSE 300 Composite Index), including dividend reinvestment, for the period December 31, 2001 through December 31, 2006:

	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2001	2002	2003	2004	2005	2006
TransGlobe	100	89.55	474.63	925.37	892.54	871.64
TSX Oil & Gas Exploration and	100	116.17	139.58	196.35	340.96	345.47
Production S&P/TSX Composite Index	100	87.56	110.96	112.48	121.91	114.51

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director or senior officer of the Company, or associate or affiliate of any such director or senior officer, is or has been indebted to the Company since the beginning of the last completed financial year of the Company.

CORPORATE GOVERNANCE DISCLOSURE

Set out below is a description of the corporate governance practices of the Company.

Board of Directors

The board of directors is comprised of the following six individuals: Ross G. Clarkson, President and Chief Executive Officer of the Company; Lloyd W. Herrick, Vice President and Chief Operating Officer of the Company; Geoffrey C. Chase; Fred J. Dyment; Robert A. Halpin, Chairman of the Company, and Erwin L. Noyes.

Disclose the identity of directors who are independent.

Multilateral Instrument 52-110 ("MI 52-110") of the Canadian Securities Administrators provides that a member is "independent" if the member has no direct or indirect material relationship with the issuer - a "material relationship" being one which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of a member's independent judgment. MI 52-110 also specifically prescribes certain relationships that are considered to be material.

Based on the foregoing, the board of directors of TransGlobe has determined that the following individuals are independent within the meaning of MI 52-110:

Robert A. Halpin	–	Independent director
Erwin L. Noyes	–	Independent director
Geoffrey C. Chase	–	Independent director
Fred J. Dyment	–	Independent director

Disclose the identity of directors who are not independent, and describe the basis for that determination.

The board of directors of TransGlobe has determined that the following individuals are not independent based on the guidelines set forth in MI 52-110:

Ross G. Clarkson	–	Not independent, President and Chief Executive Officer of TransGlobe
Lloyd W. Herrick	–	Not independent, Vice President and Chief Operating Officer of TransGlobe

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The majority of the members of the board of directors of TransGlobe are independent.

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name	Name of Reporting Issuer	Position

Fred J. Dyment	ARC Energy Trust	Director
	Tesco Corporation	Director
	ZCL Composites Inc.	Director
	Western Oil Sands Inc.	Director

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors of TransGlobe hold meetings at which non-independent directors and members of management are not in attendance, as required, and in conjunction with the regularly scheduled meeting of the board of directors of TransGlobe. One such meeting was held since the beginning of the Company's most recently completed financial year. The audit committee also meets regularly without any non-independent directors present.

The governance and nominating committee has the responsibility to take initiatives to ensure that the board of directors can function independently of management, including, without limitation, recommending to the board of directors mechanisms, including the appointment of a committee of directors independent of management, to allow directors who are independent of management an opportunity to discuss the Company's affairs in the absence of management.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the board is Mr. Halpin who is the President and owner of Halpin Energy Resources Limited and a retired petroleum engineer. The Chair of the board is an independent director with the primary role of managing the board and ensuring the board is organized properly and functions effectively to meet its obligations and responsibilities. In addition, the Chair of the Board works with the Chief Executive Officer of the Company to ensure effective relations with board members, shareholders, other stakeholders and the public. Interaction with all senior officers is required of the Chair of the board, but not expected to be frequent with the exception of the Corporate Secretary, with whom the board Chair will work with on all board affairs, including communications.

The board of directors has developed terms of reference for the Chairman of the board and it includes the following general duties and responsibilities:

  managing the board and ensuring that the board is organized properly and functions effectively to meet its obligations and responsibilities;

  working with the Chief Executive Officer to ensure management strategies, plans and performance are appropriately represented to the board;

  working with the Chief Executive Officer to ensure effective relations with board members, shareholders, other stakeholders and the public;

  working with the Corporate Secretary on all board affairs, including communications; and

  maintaining relations with shareholders, other stakeholders and the public.

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.

The attendance record for each director of TransGlobe during the most recently completed financial year is as follows:

  Robert A. Halpin attended 9 out of 9 meetings, in person;
  Ross G. Clarkson attended 9 out of 9 meetings, 8 in person, one via telephone;
  Lloyd W. Herrick attended 9 out of 9 meetings, in person;
  Erwin L. Noyes attended 9 out of 9 meetings, 8 in person, one via telephone;
  Geoffrey C. Chase attended 9 out of 9 meetings, in person; and
  Fred J. Dyment attended 9 out of 9 meetings, in person.

Committee attendance (independent directors only)

Governance and
		Compensation	Nominating	Reserves
Name	Audit Committee	Committee	Committee	Committee
Robert A. Halpin	5 of 5 in person	3 of 3 in person	N/A	4 of 4 in person

Governance and
		Compensation	Nominating	Reserves
Name	Audit Committee	Committee	Committee	Committee
Erwin L. Noyes	N/A	2 of 3 in person 1 via telephone	1 of 1 in person	4 of 4 in person

Geoffrey C. Chase	5 of 5 in person	N/A	1 of 1 in person	4 of 4 in person

Fred J. Dyment	5 of 5 in person	3 of 3 in person	1 of 1 in person	N/A

Board Mandate

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The Company has a Charter of Board of Directors Governance, which is attached as Schedule "B" hereto.

Responsibilities and duties of the board of directors, which are more fully outlined in the Charter of Board of Directors Governance, include the following:

  review and adopt the Company's strategic business plan, corporate objectives, financial plans and budgets and review against corporate performance;

  identify and review the business risks of the Company and ensure that systems are in place to monitor and manage such risks;

  approve the hiring of senior officers and monitor the performance of senior officers; and

  ensure the Company maintains appropriate internal controls and management information systems.

Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The board has developed written position descriptions or terms of reference for the Chair of the board, the Chair of each committee of the board (which include terms of reference for the Chair for each of the audit committee, the governance and nominating committee, the compensation committee, and the reserves committee) and for individual directors. The board has also developed charters for each committee of the board.

The terms of reference for the Chair of the audit committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Chief Financial Officer to ensure effective relations with committee members; and

  maintaining on-going communications with the Chief Financial Officer and the Company's external auditors.

The terms of reference for the Chair of the governance and nominating committee, include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Corporate Secretary and Chief Financial Officer to ensure effective relations with committee members;

  maintaining on-going communications with the Corporate Secretary and Chief Financial Officer;

  overseeing management's formulation of and compliance with corporate governance policies and procedures; and

  preparing the Company's public disclosure relating to its corporate governance policies and procedures, and generally relating to compliance with corporate governance related legal and regulatory requirements.

The terms of reference for the Chair of the reserves committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Vice-President and Chief Operating Officer;

  working with the corporation's independent petroleum consultants, including ongoing communications; and

  leading the committee in overseeing the work of the Company's reserve data management team and the independent petroleum consultants.

The terms of reference for the Chair of the compensation committee include the following general roles and responsibilities:

  managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities;

  working with the Chief Executive Officer to ensure effective relations with committee members;

  working with the Company's independent compensation consultants;

  maintaining on-going communications with the Chief Executive Officer; and

  leading the committee in overseeing management's formulation of human resource and compensation policies and procedures.

The terms of reference for individual directors establishes a number of standards for directors, including the following:

  fulfilling legal requirements of directors, including a comprehensive understanding of the statutory and fiduciary roles;

  preparing for each meeting and maintain an excellent attendance record;

  participating fully and frankly in the deliberations and discussions of the Board;

  participating on committees and understand the process of committee work; and

  being generally knowledgeable about the business of the Company and its industry as well as the regulatory, legislative, business, social and political environments within which the Company operates.

Disclose whether or not the board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the board and the Chief Executive Officer have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the Chief Executive Officer.

The board and the Chief Executive Officer have developed a written position description for the Chief Executive Officer.

The Chief Executive Officer's primary responsibilities include the following:

  providing overall leadership and vision in developing, in concert with the Board of Directors, the Company's strategic direction;

  providing overall leadership (including recommendations for appointment of, and changes to, executive and other officers) and vision in developing the tactics and business plans necessary to realize the Company's objectives;

  managing the overall business to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the board, and financial and operational objectives are attained; and

  managing the overall business to act with a view to the best interests of the Company, growing value and maximizing return to shareholders.

Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i)	the role of the board, its committees and its directors; and

(ii)	the nature and operation of the issuer's business.

The governance and nominating committee is responsible for the orientation and education of new recruits to the board of directors. New directors are provided with the opportunity to meet with management, tour properties and receive reports relating to the Company's business and affairs. The Company also pays for the cost of relevant courses for the directors.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company pays for the cost of relevant courses for the directors.

Ethical Business Conduct

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

(ii)	describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Company has adopted a Corporate Code of Conduct which is applicable to the Company, its employees and contractors. A copy of the Corporate Code of Conduct has been posted to SEDAR at www.sedar.com. The Company has also developed a specific Code of Conduct for each of: directors and officers; the Chief Executive Officer; the Chief Financial Officer; employees; and contract employees. In addition, the Company has adopted a Code of Conduct and Conflict of Interest Guidelines for Directors and Officers.

The Corporate Code of Conduct for the Company is intended to guide employees' and contractors' activities to enhance value and to minimize situations where a conflict of interest could arise and where harm to the Company and its employees could occur. The Code of Conduct addresses responsibilities and values, insider trading, business relationships, entertainment, gift and favours, compliance and monitoring. Adherence to the policy is monitored by management through routine supervisory practices and an annual Code of Conduct disclosure and sign-off process. When an investigation results in a finding that the Code of Conduct has been breached, the employee or contractor who has breached the Code of Conduct may, depending upon the seriousness of the breach, be subject to discipline up to and including termination of employment.

The Code of Conduct and Conflict of Interest Guidelines for Directors and Officers provides generally, that each individual being considered for nomination as a director must disclose to the Governance and Nominating Committee all interest in relationships of which the director is aware at the time of consideration which will or may give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a director, there is a positive onus on the director to make disclosure of the same to the Corporate Secretary or the board Chair. Each director is also required by the Code to report any known or suspected breach of the Code to the board Chair, and is annually required to review, sign and deliver to the board Chair an executed copy of the Code.

TransGlobe has not experienced any known conduct of a director or executive officer that constitutes a departure from the Code requiring the filing of a material change report since the beginning of the Company's most recently completed financial year.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Pursuant to the Company's Code of Conduct and Conflict of Interest Guidelines for Directors and Officers, all directors have agreed to the following guidelines respecting conflicts of interest:

  directors shall avoid situations that may result in a conflict or perceived conflict between their personal interests and the interest of the Company and situations where their actions as directors are influenced or perceived to be influenced by their personal interests;

  each director must at all times comply fully with applicable law and should avoid any situation which could be perceived as improper, unethical or indicative of a casual attitude towards compliance with the law;

  no director may hold a significant financial interest, either directly or through a relative or associate, or hold or accept a position as an officer or director in an organization in a relationship with the Company, where, by virtue of his or her position with the Company, the director could in any way benefit the other organization by influencing the purchasing, selling or other decisions of the Company, unless that interest has been fully disclosed in writing to the board; and

  a "significant financial interest" in this context is any interest substantial enough that decisions of the Company could result in gain for the director.

In addition, each individual being considered for nomination as a director of the Company must disclose to the governance and nominating committee all interests and relationships of which the director is aware of at the time of consideration which will or may give rise to a conflict of interest. If such an interest or relationship should arise while the individual is a director, the individual shall make immediate disclosure of all relevant facts to the Corporate Secretary or the board Chair.

Last, in accordance with the Business Corporations Act (Alberta), directors who are a party to or are a director or an officer of a party to a material contract or material transaction are required to disclose the nature and extent of their interest and are not permitted to vote on any resolution to approve the contract or transaction.

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

The board provides leadership, supervision and support for the employees of the Company to uphold the principles articulated in the Code of Conduct.

Nomination of Directors

Describe the process by which the board identifies new candidates for board nomination.

The nominees for directors are initially considered and recommended by the governance and nominating committee of the board, approved by the entire board and appointed annually by the Company.

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The board's governance and nominating committee is presently comprised entirely of independent directors: Mr. Noyes, Mr. Chase and Mr. Dyment.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The board has a governance and nominating committee with roles and duties which include the following:

  identify, review the qualifications of, and recommend to the board of directors possible nominees for the Board of Directors,

  assess directors on an ongoing basis and oversee the effective functioning of the board of directors, including the orientation and education of new recruits to the board of directors,

  assess the board's committee structure on an ongoing basis and recommend changes where appropriate,

  oversee the relationship between management and the board of directors and to recommend improvements to such relationship,

  review the size and composition of the board of directors and committee structure,

  review the appropriateness of the terms of the mandate and responsibilities of the board of directors and the charters, mandates and responsibilities of each of the committees,

  review the compensation of the directors, and

  undertake such other initiatives as are needed to assist the board of directors in providing efficient and effective corporate governance for the benefit of shareholders.

Compensation

Describe the process by which the board determines the compensation for the issuer's directors and officers.

The compensation committee has the responsibility to assist the board in establishing and reviewing compensation arrangements for the Company's executive officers. The governance and nominating committee, as discussed above, reviews and recommends the compensation for directors.

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Company has a compensation committee comprised of three members, Mr. Halpin, Mr. Noyes and Mr. Dyment, all of whom are independent directors.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Subject to the powers and duties of the board, the Compensation Committee is required under its charter to perform the following duties:

  review and recommend corporate goals and objectives relative to the compensation of the Company's executive officers,

  determine the salary and benefits of the executive officers, subject to the terms of existing contractual arrangements,

  review terms of new executive officer contracts, amendments or renewal of existing executive officer contracts and make recommendations for approval of contracts to the board of directors,

  review the compensation of the directors in light of time commitments, competitive fees, risks and responsibilities and make recommendations for approval of directors' fees to the board of directors,

  based on recommendations of the Chief Executive Officer, determine the general compensation structure and policies and programs for the Company such that the Company is able to award, attract and hold key personnel, administer the Company's stock option plan and determine its use, from time to time, as a form of incentive compensation for service providers,

  determine and recommend any other incentives/compensation plans from time to time,

  review and make recommendations to the board of directors on issues that arise in relation to any employment contract in force from time to time,

  review and approve severance arrangements for executive officers, and annually review this charter and propose amendments to be ratified by a simple majority of the board of directors.

The committee, upon the approval of the board of directors, may engage independent services for the provision of appropriate industry compensation data and trends.

If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Since the beginning of the Company's most recently completed financial year, the Company participated in an energy industry compensation survey administered by Towers Perrin. This data was used as a benchmark to assist the compensation committee in establishing the executive officers' compensation along with other data.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the committees set out above, the board of directors has also established a reserves committee, to assist the Board in monitoring the integrity of the oil and gas reserves of the Company, compliance by the Company with legal and regulatory requirements related to reserves, qualifications, independence and performance of the Company's independent reserve evaluators, and the performance of the Company's procedures for providing information to the independent reserve evaluators. The reserves committee is comprised of three members, Mr. Halpin, Mr. Noyes and Mr. Chase, all of whom are independent directors.

The charter for the reserves committee includes the following responsibilities:

  reporting committee actions to the board of directors with such recommendations as the committee may deem appropriate,

  providing a report of management and directors on oil and gas disclosure for the Company's annual information circular as prescribed in Form 51-101F3 of National Instrument 51-101,

  annually engage the independent reserve evaluators and evaluate the performance of the independent reserve evaluators,

  ensuring no restrictions are placed by management on the scope of the reserve evaluators' review and examination of the Company's information,

  ensuring that no officer, director or employee attempts to fraudulently influence, coerce, manipulate or mislead any evaluator engaged in the preparation of the Company's oil and gas reserves statements, and reviewing process and results in relation to the completion of the reserve evaluations.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The governance and nominating committee evaluates regularly the effectiveness and contribution of the board, the board Chair and the chair of each committee and the effectiveness and contribution of individual directors, having regard for the mandate of the board and position descriptions, attendance at board and committee meetings, overall contribution and, in the case of individual directors, the competencies and skills the individual director is expected to bring to the board. The board has also adopted a board questionnaire to assist in the assessment of the functioning of the board of directors as a whole.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Company, any shareholder who beneficially owns, directly or indirectly, or exercise control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51 102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Company or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

OTHER MATTERS COMING BEFORE THE BOARD

Management of the Company knows of no other matter to come before the Meeting other than as set forth above and in the notice of meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

ANNUAL REPORT

The Annual Report of the Company for the fiscal year ended December 31, 2006 (containing the Message to the Shareholders, Operations Review, the Audited Consolidated Financial Statements and Management's Discussion and Analysis) accompanies this Management Proxy Circular.

A copy of the Company's Annual Information Form, filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions and the U.S. Securities and Exchange Commission, may also be obtained without charge by writing to the Company at the address listed above, or from SEDAR, the Canadian electronic securities filing system, at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

ADDITIONAL INFORMATION

Additional information respecting the Company is available on SEDAR at www.sedar.com. Financial information respecting the Company is provided in the Company's comparative financial statements and management's discussion and analysis for its most recently completed financial year. Securityholders can access this information on SEDAR or by request to the Secretary of the Company at the following address:

TransGlobe Energy Corporation
Suite 2500, 605-5th Avenue SW
Calgary, Alberta
T2P 3H5

Phone: (403) 264-9888
Facsimile: (403) 264-9898

SCHEDULE "A"

TRANSGLOBE ENERGY CORPORATION

AMENDED AND RESTATED
STOCK OPTION PLAN

Effective as of March 15, 2007
Subject to Shareholder Ratification on May 9, 2007

The Board of Directors of TransGlobe Energy Corporation ("TransGlobe" or the "Corporation") has established a stock option plan (the "Plan") governing the issuance of stock options (the "Options") to directors, officers and employees of the Corporation or subsidiaries of the Corporation and persons or corporations who provide services to the Corporation or its subsidiaries on an on-going basis, or have provided or are expected to provide a service or services of considerable value to the Corporation or its subsidiaries.

The terms and conditions of the Plan for issuance of Options are as follows:

1.	Purposes

The principal purposes of the Plan are:

(a)	to retain and attract qualified directors, officers, employees and service providers which the Corporation and its Subsidiaries require;

(b)	to promote a proprietary interest in the Corporation and its Subsidiaries;

(c)	to provide an incentive element in compensation; and

(d)	to promote the profitability of the Corporation and its Subsidiaries.

2.	Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

(a)

"Blackout Period" means the period of time when, pursuant to any policies of the Corporation, any securities of the Corporation may not be traded by certain persons as designated by the Corporation, including any holder of an Option;

(b)	"Board" means the board of directors of the Corporation;

(c)

"Common Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 13 hereof, such other Common Shares to which a Participant may be entitled upon the exercise of an Option as a result of such adjustment;

(d)	"Corporation" means TransGlobe Energy Corporation, and includes any successor corporation thereof;

(e)

"Exchange" means the Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on the Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

	(f)	"Insider" shall have the meaning set out in the Company Manual of the Exchange, as may be amended from time to time;

(g)

"Market Price" per Common Share at any date shall be as defined as either the closing trading price of the Common Shares immediately prior to the date of grant or the five-day volume weighted average trading price of the Common Shares prior to the date of grant, as determined by the Board;

	(h)	"Option" means an option to purchase Common Shares granted by the Board to Participants, subject to the provisions contained herein;

	(i)	"Option Price" means the price per share at which Common Shares may be purchased under the Option, as the same may be adjusted in accordance with Articles 4 and 13 hereof;

	(j)	"Participants" means persons, firms or corporations:

(i)

who are employees (full-time or part-time), officers or directors of the Corporation or its Subsidiaries, or who are providing services to the Corporation or its Subsidiaries on an on-going basis, or have provided or are expected to provide a service or services of considerable value to the Corporation or its Subsidiaries; or

(ii)

subject to applicable laws, a person investing in (including lending money to) TransGlobe who is considered by The Toronto Stock Exchange to be an insider or an associate of an insider or otherwise not acting at arm's length to TransGlobe and thus not entitled to receive warrants which would otherwise be granted by TransGlobe in connection with such investment in TransGlobe ("Investor"); and

(iii) in the case of (a) or (b) above, who the Board of Directors of the Corporation determines should receive Options.

Options may also be granted to corporations which are controlled by an Participant. Unless the context otherwise requires, the term Participant as used herein, shall include any such corporation.

	(k)	"Plan" means the stock option plan of the Corporation, as the same may be amended or varied from time to time;

	(l)	"Security Based Compensation Arrangements" shall have the meaning as set out in the Company Manual of the Exchange, as may be amended from time to time;

	(m)	"Subsidiary" means a person or company considered to be a subsidiary entity of another person or company as described in clause 1.2(3) of Ontario Securities Commission Rule 45-501.

3.	Administration of the Plan

(a)

The Plan shall be administered by the Board. The Corporation shall effect the grant of Options under the Plan, in accordance with determinations made by the Board pursuant to the provisions of the Plan as to:

(i) Participants to whom Options will be granted; and

(ii) the number of Common Shares which shall be the subject of each Option;

by the execution and delivery of instruments in writing in form approved by the Board.

(b)

The Board may, from time to time, adopt such rules and regulations for administering the Plan as it may deem proper and in the best interests of the Corporation and may, subject to applicable law, delegate its powers hereunder to administer the Plan to a committee of the Board.

4.	Granting of Options

The Board from time to time shall grant Options to Participants. The grant of Options will be subject to the conditions contained herein and may be subject to additional conditions determined by the Board from time to time.

The number of Common Shares that may be issued pursuant to the exercise of Options awarded under the Plan and all other Security Based Compensation Arrangements of the Corporation is 10% of the Common Shares outstanding from time to time, subject to the following limitations:

(a)

the number of Common Shares reserved for issuance to any one person under the Plan, together with all other Security Based Compensation Arrangements of the Corporation, shall not exceed 5% of the outstanding issue of Common Shares;

(b)

the number of Common Shares reserved for issuance to Insiders, at any time, under all Security Based Compensation Arrangements, shall not exceed 10% of the outstanding issue of Common Shares, and the number of Common Shares issued to Insiders, within any one year period, under all Security Based Compensation Arrangements, shall not exceed 10% of the outstanding issue of Common Shares;

(c)

the number of Common Shares reserved for issuance to any one Insider and such Insider's associates pursuant to the Plan, and all other Security Based Compensation Arrangements of the Corporation, shall not exceed 5% of the outstanding issue of Common Shares;

(d)

the number of Common Shares reserved for issuance to Consultants pursuant to the Plan, and all other Security Based Compensation Arrangements of the Corporation, shall not exceed 2% of the outstanding issue of Common Shares; and

(e)

the number of Common Shares reserved for issuance to any single Consultant under the Plan, and all other Security Based Compensation Arrangements of the Corporation, within any one-year period, shall not exceed 1% of the outstanding issue of Common Shares.

Common Shares in respect of which Options are not exercised shall be available for subsequent Options. No fractional Common Shares may be purchased or issued under this Plan. For the purposes of this section, "outstanding issue" is determined on the basis of the number of Common Shares that are outstanding immediately prior to the issuance in question, excluding Common Shares issued pursuant to Security Based Compensation Arrangements over the preceding one-year period.

The Option Price shall be fixed by the Board but under no circumstances shall any Option Price at the time of the grant be lower than the Market Price per Common Share.

The term of Options granted shall be determined by the Board in its discretion, to a maximum of 10 years from the date of the grant of the Option. The vesting period or periods within this period during which an Option or a portion thereof may be exercised by a Participant shall be determined by the Board.

5.	Exercise Price

The exercise price of each Stock Option shall be determined in the discretion of the Board of Directors of the Corporation at the time of the granting of the Stock Option, provided that the exercise price shall not be lower than the Market Price.

6.	Term and Conditions of Options

The following general provisions shall apply to all Options granted by the Corporation (subject to such additional limitations as may be determined by the Board and set forth in the definitive option agreement between the Corporation and the Participant):

(a)	The latest date on which an option may be exercised will be the tenth anniversary of the date the option was granted.

(b)

Except in the case of options granted to Investors as such, 50% of the options granted to each optionee under the Plan will become vested and exercisable on the six-month anniversary of the grant date, or at such other time as may be established by the Board at the time of the grant, and the balance on the first anniversary of the grant date or such other time or times as determined by the Board at the time of grant.

(c)

If the expiry date of any Option falls within any Blackout Period or within ten business days following the end of any Blackout Period (the "Restricted Options"), then the expiry date of such Restricted Options shall, without any further action, be extended to the date that is ten business days following the end such Blackout Period. The foregoing extension applies to all Options whatever the date of grant and shall not be considered an extension of the term of the Options as referred to in Section 17 hereof.

(d)

Any exercise of an option must be in writing, signed by the proper person and delivered or mailed to TransGlobe, accompanied by any documents required by the Board and payment in full as provided below for the number of Common Shares for which the option is exercised.

(e)	An optionee will have no rights as a shareholder of TransGlobe with respect to any Common Shares covered by any option until such time as and to the extent only that such option has been exercised.

(f)

If any optionee ceases to be eligible for a grant of options under this plan for any reason (a "Termination"), except the death of an optionee or by reason of retirement pursuant to an established retirement policy of the Board and except in the case of options granted to Investors as such, all options granted to the optionee under the Plan and then held by the optionee will, to the extent such options were exercisable immediately prior to Termination, continue to be exercisable by the optionee for a period of 30 days following Termination or until the expiration date of the option if earlier.

(g)

If Termination is by reason of retirement pursuant to an established retirement policy of the Board, all options held by the retiring optionee will become vested and exercisable, to the extent not already vested and exercisable, immediately prior to retirement, and they continue to be exercisable until their original expiration date.

(h)

Except in the case of options granted to Investors as such, in the event of the death of an optionee all options granted to the optionee under the Plan and held by the optionee immediately before death will, to the extent such options were exercisable at that time, continue to be exercisable by the legal representative of the optionee for a period of 6 months following the death of the optionee or until the expiration date of the option if earlier. After such time, the options will terminate.

(i)

The Corporation's retirement policy for directors is that if a director either resigns or agrees not to be re nominated by management for election at the next annual general meeting, then so long as the director has served as director of the Corporation or of one of its subsidiaries for at least two years, then such director's Options shall not terminate thirty days following the time such director ceases to be a director but, rather, shall continue until the earlier of the expiration date of the option and one year following the time such director ceases to be a director.

In addition, but limiting the generality of the foregoing or the discretion of the Board, the Board of Directors may determine:

(a)	that a Stock Option is exercisable only during the term of employment of the Participant receiving it or during such term and for a limited period of time after termination of employment;

(b)	that a Stock Option can be exercisable for a period of time or for its remaining term after the death, disability or incapacity of an Participant;

(c)	that only a portion of a Stock Option is exercisable in a specified period;

(d)

that the unexercised portion of a Stock Option is "cumulative" so that any portion of a Stock Option exercisable (but not exercised) in a specified period may be exercised in subsequent periods until the Stock Option terminates; or

(e)	that a Stock Option may provide for early exercise and/or termination or other adjustment in the event of a death of a person;

and other appropriate terms in other circumstances, such as if the Corporation shall resolve to sell all or substantially all of its assets, to liquidate or dissolve, or to merge, amalgamate, consolidate or be absorbed with or into any other corporation, if a take-over bid is made for Common Shares of the Corporation, or if any change of control of the Corporation occurs, subject to the provisions of Section 12 with respect to Unsolicited Offers (as hereinafter defined).

7.	Additional Provisions Concerning U.S. Optionees

(a)

Options granted to an Employee subject to personal income tax under the United States Internal Revenue Code (the "Code"), (such Employee referred to in this Section as a "U.S. Employee") will be Incentive Options as that term is defined in the Code.

(b)

Options granted to an optionee who is subject to personal income tax under the Code who is not an Employee will not be Incentive Options, and any written agreement with such an optionee for a grant of options under the Plan will state that the options granted thereunder are Non-Qualifying Options for U. S. income tax purposes.

(c)	In addition to the terms and conditions of options granted under the Plan listed in Section 6 above, options granted to a U.S, Employee will be subject to the following terms and conditions:

	(i)	options will be designated in the written option agreement between the U.S. Employee and TransGlobe as Incentive Options; and

(ii)

if the U.S. Employee is directly or indirectly the beneficial owner of 10% or more of the combined voting power of all classes of shares in the capital of TransGlobe or a Subsidiary at the time an option is granted to the U.S. Employee, the exercise price of such option will be equal to at least 110% of the Market Price of TransGlobe's Common Shares.

(d)	If a U.S. Employee is granted options under the Plan, the written option agreement with the U.S. Employee will contain acknowledgements by the U.S. Employee that:

	(i)	notwithstanding a designation of options granted to a U.S. Employee as Incentive Options, to the extent that the aggregate Market Price of the Common Shares subject to options which are exercisable for the first time by any U.S. Employee during any calendar year exceeds US $100,000, such excess options will not be treated as Incentive Options; and

	(ii)	in order for options granted under the Plan to be treated as Incentive Options:

(A)

Common Shares purchased on the exercise of an option must not be sold or otherwise disposed of within 2 years from the date the option was granted, or within 1 year from the date the option was exercised, and

(B)

the U.S. Employee must maintain his status as a U.S. Employee at all times during the period beginning on the date the option is granted and ending on the date 30 days before the date the option is exercised.

(e)

The acknowledgement of the U. S. Employee in (d)(ii)B above does not confer upon the U.S. Employee any right with respect to continuation of his employment relationship with TransGlobe, nor will it interfere in any way with TransGlobe's right to terminate his employment relationship at any time, with or without cause.

8.	Non-Assignability

Options shall not be assignable or transferable by the Participants, except for a limited right of assignment to allow the exercise of Options by an Participant's legal representative in the event of death or incapacity, subject to the terms upon which the Stock Option is granted.

9.	Payment of Exercise Price

Except as provided in Section 10, all Common Shares issued pursuant to the exercise of a Stock Option shall be paid for in full by cash, bank draft or money order at the time of exercise of the Stock Option and prior to the issue of the shares. All Common Shares of the Corporation issued in accordance with the foregoing shall be issued as fully paid and non-assessable Common Shares.

10.	Surrender of Options in Lieu of Exercise

Where the Common Shares are listed and posted for trading on the Toronto Stock Exchange, the Board of Directors may from time to time in its sole discretion, permit Options to be surrendered, unexercised to the Corporation in consideration of the receipt by the holder of such Options of an amount (the "Settlement Amount") equal to the excess, if any, of the aggregate fair market value of the shares (based on the Market Price (as hereinafter defined) of the Common Shares on the Toronto Stock Exchange on the trading day immediately preceding the Surrender Date as herein defined) able to be purchased pursuant to the vested and exercisable portion of such Options on the date of surrender (the "Surrender Date"), over the aggregate Exercise Price for those Common Shares pursuant to those Options. The Settlement Amount is payable in cash, Common Shares or a combination thereof, as the Board of Directors may from time to time in its discretion determine. For greater certainty, those Common Shares underlying the unexercised Options that are the subject of retirement in consideration for a Settlement Amount, are deemed to be included in the number of total Common Shares for which Options may be granted under the Plan.

11.	Non-Exercise

If any Stock Option granted pursuant to the Plan is not exercised for any reason whatsoever, the shares reserved and authorized for issuance pursuant to such Stock Option shall revert to the Plan and shall be available for other Options, however, at no time shall there by outstanding Options exceeding in the aggregate the number of Common Shares of the Corporation reserved for issuance pursuant to Options under this Plan.

12.	Change of Control

Notwithstanding the terms of this Plan, where an Unsolicited Offer for the Common Shares is made, all unexercised and unvested outstanding Options granted under the Plan shall vest and become immediately exercisable in respect of any and all Common Shares for which the holder of Options has not exercised the Options (notwithstanding that an agreement relating to the grant of Options states that those Options are exercisable only during a later period or year)

For the purposes hereof, an "Unsolicited Offer" means an Offer in respect of which neither the Board of Directors of the Corporation nor management of the Corporation solicited, sought out, or otherwise arranged for the offeror party to make such Offer. For the purposes hereof, "Offer" means an offer made generally to the holders of Common Shares in one or more jurisdictions to acquire, directly or indirectly, the Common Shares and which is in the nature of a "takeover bid" as defined in the Securities Act (Alberta) and, where the Common Shares are listed and posted for trading on a stock exchange, not exempt from the formal bid requirements of the Securities Act (Alberta). Any Stock Option remaining unexercised following the earlier of the withdrawal of such Unsolicited Offer and the expiry of such Unsolicited Offer in accordance with its terms again becomes subject to the original terms of the agreement relating to the grant of Options as if the Unsolicited Offer had not been made.

13.	Adjustment in Certain Circumstances

In the event:

(a)	of any change in the Common Shares of the Corporation through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; or

(b)

of any stock dividend to holders of Common Shares of the Corporation (other than such stock dividends issued at the option of shareholders of the Corporation in lieu of substantially equivalent cash dividends); or

(c)	that any rights are granted to holders of Common Shares to purchase Common Shares of the Corporation at prices substantially below fair market value; or

(d)	that as a result of any recapitalization, merger, consolidation or otherwise the Common Shares of the Corporation are converted into or exchangeable for any other shares;

then in any such case the Board of Directors of the Corporation may make such adjustment in the Plan and in the Options granted under the Plan as the Board of Directors of the Corporation may in its sole discretion deem appropriate to prevent substantial dilution or enlargement of the rights granted to, or available for, holders of Options, and such adjustments may be included in the Options.

14.	Expenses

All expenses in connection with the Plan shall be borne by the Corporation.

15.	Compliance with Laws

The Corporation shall not be obliged to issue any shares upon exercise of Options if the issue would violate any law or regulation or any rule of any governmental authority or stock exchange. The Corporation shall not be required to issue, register or qualify for resale any shares issuable upon exercise of Options pursuant to the provisions of a prospectus or similar document, provided that the Corporation shall notify The Toronto Stock Exchange or any other stock exchange on which the shares of the Corporation are listed and any other appropriate regulatory bodies in Canada of the existence of the Plan and the issuance and exercise of Options.

Transactions under the plan are intended to comply with all relevant provisions of law, including, without limitation, the United States Securities Act of 1933 and the regulations thereunder, all applicable conditions of Rule 16b-3 or its successors under Section 16 of the United States Securities Exchange Act of 1934, the Securities Act and the regulations thereunder of the province in which TransGlobe is resident and the provinces in which optionees may reside, and the requirements of The Toronto Stock Exchange, the Nasdaq Stock Market, Inc. ("NASDAQ"), and any other stock exchange or market upon which the Common Shares may then be listed or quoted (together, the "Applicable Laws"). To the extent any provision of the Plan or action by the Board fails to so comply, it will be deemed null and void, to the extent permitted by law and deemed advisable by the Board.

TransGlobe will not be obligated to issue and deliver any Common Shares pursuant to the exercise of any option until, in the opinion of TransGlobe's counsel, all Applicable Laws have been complied with. Without limiting the generality of the foregoing, TransGlobe may require from the person exercising the option such investment representation, undertaking or agreement, if any, as counsel for TransGlobe may consider necessary in order to comply with the Applicable Laws.

16.	Form of Stock Option Agreement

All Options shall be issued by the Corporation in a form which meets the general requirements and conditions set forth in this Plan and the requirements of the Exchange or such other exchange on which the shares of the Corporation are listed from time to time.

17.	Amendments and Termination of Plan

(a)	Subject to the restrictions set out in this Section 17, the Board may, without shareholder approval:

	(i)	amend or discontinue the Plan or any Options granted hereunder at any time;

	(ii)	reduce the percentage number of options which may be granted under the Plan;

	(iii)	reduce the exercise price of any outstanding Options not held by Insiders;

	(iv)	alter the vesting provisions relating to the Options; and

	(v)	alter the surrender rights set out in the Plan;

provided any amendment to the Plan that requires approval of the Exchange may not be made without such approval.

(b)	Without the prior approval of the shareholders, as may be required by the Exchange, the Board may NOT:

	(i)	make any amendment to the Plan to increase the percentage of Common Shares issuable on exercise of outstanding Options at any time pursuant to Section 4 hereof;

	(ii)	reduce the exercise price of any outstanding Options held by insiders;

	(iii)	extend the term of any outstanding Option beyond the original expiry date of such Option, except in accordance with an extension to include a Blackout Period;

(iv)

make any amendment to Section 4(b) to increase the maximum limit on the number of securities that may be reserved for issuance and are issued to Insiders to greater than the 10% thresholds within the designated time periods;

(v)

make any amendment to Section 4(e) to increase the maximum number of Common Shares issuable to directors who are not officers or employees of the Corporation under Security Based Compensation Arrangements;

(vi)	make any amendment to the Plan that would permit a Participant to transfer or assign Options to a new beneficial Participant other than in the case of death of the Participant; or

(vii)	make any amendment to this Section 17.

In addition, no amendment to the Plan or Options granted pursuant to the Plan may be made without the consent of the Participant, if it adversely alters or impairs any Option previously granted to such Participant under the Plan.

18.	Administration of the Plan and Regulation

The Plan will be administered by the Board of Directors of TransGlobe (the "Board"). The Board may delegate the administration of the Plan to a committee, in which case all references to the "Board" hereunder will refer to the committee, except only the Board of Directors may allot shares and specify the price at which they are to be issued. The Board will have authority, consistent with the Plan:

(a)	to issue options priced in accordance with the formula set forth in this Plan;

(b)

to prescribe the form of certificate evidencing grants of options to Canadian optionees and the form of agreement evidencing grants of options to US optionees and the form of certificate evidencing grants of options to Investors (as defined hereafter) as such (which may be in the form of a warrant) and any other instruments required under the Plan and to change such forms from time to time;

(c)

to adopt, amend and rescind rules and regulations for the administration of the Plan, provided however, that except as specified in Section 13, no amendment which would increase the maximum number of Common Shares for which options may be granted will be made by the Board without the approval of shareholders and regulatory authorities under Applicable Laws; and

(d)

to interpret and administer the Plan and to decide all questions and settle all controversies that may arise in connection with the Plan, all of which decisions of the Board will be final and conclusive.

19.	Tax Consequences of Plan

Notwithstanding Section 7, TransGlobe does not assume responsibility for the income or other tax consequences for optionees or persons eligible under the Plan and they are advised to consult with their own tax advisors.

20.	Applicable Law

This Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

21.	Stock Exchange

To the extent applicable, the issuance of any shares of the Corporation pursuant to Options issued pursuant to this Plan is subject to approval of the Plan by the Toronto Stock Exchange or other stock exchange upon which the Corporation's Common Shares are listed, and the Plan shall be subject to the ongoing requirements of such exchange.

SCHEDULE "B"

CHARTER OF BOARD OF DIRECTOR GOVERNANCE

Our Charter of Director Governance outlines the specific roles and duties of the Company's directors.

GENERAL BOARD RESPONSIBILITIES

It is the responsibility of the Board of Directors to diligently oversee the direction and management of the Company while adhering to the highest ethical standards. Specific responsibilities are as follows:

Strategic Planning & Budgets

  Meet at least annually in a strategy session to review and adopt the Company's strategic business plan.
  Review and adopt the Company's corporate objectives, financial plans and budgets.
  Review corporate performance against strategic plans, corporate objectives, financial plans and budgets.

Risk Management

  Identify and review the business risks of the Company and insure that systems are in place to monitor and manage such risks.
  Insure that the risks are appropriate, thoroughly understood and studied and are in line with achieving our corporate goals.

Communication Review

  Review annually the Company's Corporate Disclosure Policy and insure that it is being followed.

Executive Personnel

  Approve the hiring of senior officers.
  Establish, and review annually, job descriptions for executive officers.
  Monitor and measure senior officers' performances.
  Insure all executive officers have current employment, non-competition and confidentiality agreements.
  Review major Company organizational and staffing issues.
  Succession planning for the CEO and other key officers.

Systems Integrity

  Insure that the Company maintains appropriate internal controls and management information systems.
  Insure that the Company, its executives and employees conduct themselves in an ethical manner and in compliance with laws, regulations, audit and accounting principles and the Company's own governing policies.
  Insure that the Board of Directors has free and full access to management regarding all matters of compliance and performance.
  Insure that Company has adopted a code of ethics for the Company's principal executive officer, senior financial officers and all employees. Review the Company code of ethics annually and approve amendments by a simple majority of the Board of Directors.

Material Transactions

  Review and approve any material transactions outside of the corporate budget, including but not limited to long term contracts, licenses or obligations which will outlive an individual's relationship with the Company.

B-2

Whistleblower Mechanism

  Adopt and review annually a mechanism through which employees and others can directly and anonymously contact the Board with concerns about conduct which the employee reasonably believes constitutes fraud or some other violation of law. The mechanism must include procedures for responding to, and keeping of records of, any such expressions of concern.

BOARD STRUCTURE AND FUNCTION

Composition of the Board of Directors

  Insure that the majority of Directors are "independent" as defined by the Company's governing regulatory bodies.

Annual Disclosure of Directors

  Publicly disclose conclusions as to the independence of the directors as defined by the Company's governing regulatory bodies.

Nominating and Assessing Directors

  Appoint a Governance and Nominating Committee to nominate new board members as required and assess current directors' performances.
  Review promptly the continued Board membership of any director whose employment or professional status has materially changed.

Position of Chairman of the Board

  Insure the Chairman of the Board is an independent director.

Board Evaluation

  Review and assess its own performance in fulfilling its duties outlined in this charter and any other duties charged to the Board, including the performance of individual directors.

Examination of Size of Board

  Annually review the size of the Board and the impact of that size on the effectiveness of the Board.
  Consider whether it is appropriate to reduce or increase the size of the Board.

Compensation of Directors

  Annually review the adequacy and form of all compensation paid Directors.
  Consider that compensation should reflect responsibilities and risk.

Composition of Board Committees

  Consider that Board committees should generally consist of outside directors.
  Insure that the directors on all committees be independent and unrelated directors.
  Review the independence of all directors with respect to various regulatory requirements and ability to serve on any Committee.

B-3

Governance and Nominating Committee

  Assign general responsibility for governance to the Governance and Nominating Committee.
  General Board to review annually the Governance and Nominating Committee Charter and, when necessary, suggest changes to its Charter, to be ratified by the entire Board.
  Insure proper orientation for new directors.

Audit Committee

  Assign general responsibility to the Audit Committee to oversee (1) the integrity of the Company's financial statements and its financial reporting and disclosure practices, (2) the soundness of the Company's systems of internal controls regarding finance and accounting compliance, and (3) the appointment, compensation, independence and performance of the Company's auditors.
  Insure that all committee members are independent.
  General Board to review the Audit Committee Charter annually and, when necessary, suggest changes to its Charter, to be ratified by the entire Board.
  Nominate a Financial Expert to the Board of Directors and appoint to the Audit Committee.

Reserves Committee

  Assign general responsibility to the Reserves Committee to oversee (1) the integrity of the oil and gas reserves of the Company, (2) compliance by the Company with legal and regulatory requirements related to reserves, and (3) qualifications, independence and performance of the Company's independent Reserves evaluators, and performance of the Company's procedures for providing information to the independent Reserves evaluator.
  General Board to review the Reserves Committee Charter annually and, when necessary, suggest changes to its Charter, to be ratified by the entire Board.

Compensation Committee

  Assign general responsibility for senior executive compensation to the Compensation Committee, including a review of compensation and performance in relation to Corporate Objectives.
  Produce annually a report on executive compensation for inclusion in the Company's annual management information circular.
  General Board to review the Compensation Committee Charter annually and, when necessary, suggest changes to its Charter, to be endorsed by the entire Board.
  Review annually the Company's incentive stock option plan.
  Approve all grants under the Company's incentive stock option plan.

Outside Advisors for Directors

  Insure that individual directors are permitted to engage outside advisors at the Company's expense.

General

  Perform such other functions as prescribed by law and in the Company's By-laws.

Amendments to Charter of Director Governance and Expectations

  Annually review this Charter and propose amendments to be ratified by a simple majority of the Board of Directors.